CECO Environmental Corp.

4625 Red Bank Road

Cincinnati, OH 45227

July 24, 2013

VIA EDGAR

Pamela Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CECO Environmental Corp.
(File No. 333-188797)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CECO Environmental Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-188797) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 10:00 a.m., Washington, D.C. time, on July 25, 2013 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kathryn A. Erickson at (312) 214-4867 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

CECO Environmental Corp.

By:	/s/ Jeffrey Lang
Name:	Jeffrey Lang
Title:	Chief Executive Officer

cc:	Barnes & Thornburg LLP
Leslie J. Weiss
Kathryn A. Erickson